UNAUDITED CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AND NOTES

FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2013

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Financial Position

(unaudited in thousands of U.S. dollars)

	September 30, 2013	December 31, 2012 (Note 3)
Assets
Current assets
Cash and cash equivalents (Note 20)	$207,626	$346,208
Short-term investments (Note 6)	213,388	196,116
Trade and other receivables (Note 5(a))	129,202	134,612
Income taxes receivable	11,973	18,671
Inventories (Note 7)	287,821	266,663
Derivative financial instruments (Note 5(a))	336	25
Prepaids and other current assets	6,082	9,546
	856,428	971,841

Non-current assets
Mineral property, plant and equipment (Note 8)	2,205,220	2,205,252
Long-term refundable tax	10,057	9,937
Deferred tax assets	723	1,358
Other assets (Note 11)	8,149	7,291
Goodwill (Note 10)	7,134	198,946
Total Assets	$3,087,711	$3,394,625

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$122,246	$136,149
Loan payable (Note 13)	17,322	-
Derivative financial instruments (Note 5(a))	2,137	-
Provisions (Note 14)	3,149	7,022
Current portion of finance lease (Note 15)	4,866	12,473
Current income tax liabilities	7,364	52,217
	157,084	207,861

Non-current liabilities
Provisions (Note 14)	44,413	45,661
Deferred tax liabilities	318,466	326,171
Share purchase warrants (Note 5(a))	933	8,594
Long-term portion of finance lease (Note 15)	7,118	24,377
Long-term debt (Note 16)	34,433	41,134
Other long-term liabilities (Note 17)	26,056	23,256
Total Liabilities	588,503	677,054

Equity
Capital and reserves (Note 18)
Issued capital	2,294,237	2,300,517
Share option reserve	20,755	20,560
Investment revaluation reserve	(959)	964
Retained earnings	178,695	388,202
Total equity attributable to equity holders of the Company	2,492,728	2,710,243
Non-controlling interests	6,480	7,328
Total Equity	2,499,208	2,717,571
Total Liabilities and Equity	$3,087,711	$3,394,625

See accompanying notes to the condensed interim consolidated financial statements.

APPROVED BY THE BOARD ON November XX, 2013

“signed”	Ross Beaty, Director	“signed”	Geoff A. Burns, Director

2

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Income (Loss)

(unaudited in thousands of U.S. dollars, except for earnings per share)

	Three months ended Sept 30,		Nine months ended Sept 30,
	2013	2012 (Note 3)	2013	2012 (Note 3)
Revenue (Note 21)	$213,556	$251,843	$632,144	$681,259
Cost of sales
Production costs (Note 22)	(129,959)	(141,977)	(394,390)	(358,509)
Depreciation and amortization	(41,995)	(30,265)	(104,301)	(74,512)
Royalties	(7,668)	(14,161)	(20,889)	(29,384)
	(179,622)	(186,403)	(519,580)	(462,405)
Mine operating earnings	33,934	65,440	112,564	218,854

General and administrative	(3,939)	(4,591)	(14,377)	(16,152)
Exploration and project development	(2,622)	(8,193)	(14,485)	(26,341)
Impairment charge (Note 9)	-	-	(203,443)	-
Acquisition costs (Note 3)	-	-	-	(16,162)
Foreign exchange gain (loss)	4,969	3,041	(8,679)	694
Gain (loss) on commodity and foreign currency contracts (Note 5(a))	(6,566)	(371)	(5,600)	142
Gain (loss) on sale of assets (Note 21)	135	(3,122)	8,099	8,186
Other (expenses) income	1,078	519	(2,539)	5,370
Earnings (loss) from operations	26,989	52,723	(128,460)	174,591

Gain (loss) on other derivatives (Note 5(a))	1,333	(13,950)	15,466	9,956
Investment income	802	1,176	3,678	3,146
Interest and finance expense	(3,203)	(1,260)	(7,376)	(4,352)
Earnings (loss) before income taxes	25,921	38,689	(116,692)	183,341
Income taxes (Note 23)	(11,685)	(16,081)	(36,091)	(73,451)
Net earnings (loss) for the period	$14,236	$22,608	$(152,783)	$109,890

Attributable to:
Equity holders of the Company	$14,154	$22,582	$(152,237)	109,385
Non-controlling interests	82	26	(546)	505
	$14,236	$22,608	$(152,783)	$109,890

Earnings (loss) per share attributable to common shareholders (Note 19)
Basic earnings (loss) per share	$0.09	$0.15	$(1.00)	$0.80
Diluted earnings (loss) per share	$0.09	$0.15	$(1.04)	$0.78
Weighted average shares outstanding (in 000’s) Basic	151,411	152,260	151,525	137,039
Weighted average shares outstanding (in 000’s) Diluted	153,338	152,301	153,452	138,465

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(unaudited in thousands of U.S. dollars)

	Three months ended Sept 30,		Nine months ended Sept 30,
	2013	2012	2013	2012
Net earnings (loss) for the period	$14,236	$22,608	$(152,783)	$109,890

Items that may be reclassified subsequently to net earnings:
Unrealized net earnings (loss) on available for sale securities (net of zero dollars tax in 2013 and 2012)	241	2,903	(210)	1,154
Reclassification adjustment for net loss included in earnings (net of zero dollars tax in 2013 and 2012)	(283)	(460)	(1,713)	(1,064)
Total comprehensive income (loss) for the period	$14,194	$25,051	$(154,706)	$109,980

Total comprehensive income (loss) attributable to:
Equity holders of the Company	$14,112	$25,025	$(154,160)	$109,475
Non-controlling interests	82	26	(546)	505
	$14,194	$25,051	$(154,706)	$109,980

See accompanying notes to the condensed interim consolidated financial statements.

3

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Cash Flows

(unaudited in thousands of U.S. dollars)

	Three months ended Sept 30,		Nine months ended Sept 30,
	2013	2012 (Note 3)	2013	2012 (Note 3)
Cash flow from operating activities
Net earnings (loss) for the period	$14,236	$22,608	$(152,783)	$109,890
Income taxes (Note 23)	11,685	16,082	36,091	73,451
Depreciation and amortization	41,995	30,265	104,301	74,512
Impairment charge (Note 9)	-	-	203,443	-
Accretion on closure and decommissioning provision	759	710	2,273	2,344
Unrealized (gain) loss on foreign exchange	(7,830)	(2,943)	(266)	6,708
Share-based compensation expense	847	1,339	2,106	4,716
Unrealized loss on commodity contracts	2,448	522	1,825	9
(Gain) loss on derivatives (Note 5(a))	(1,333)	13,950	(15,466)	(9,956)
(Gain) loss on sale of assets	(135)	3,122	(8,099)	(8,186)
Changes in non-cash operating working capital (Note 20)	(13,570)	16,876	(23,039)	(8,854)
Operating cash flows before interest and income taxes	49,102	102,531	150,386	244,634

Interest paid	(1,583)	(549)	(3,116)	(1,749)
Interest received	849	1,209	2,058	1,984
Income taxes paid	(7,638)	(23,684)	(75,878)	(133,167)
Net cash generated from operating activities	$40,730	$79,507	$73,450	$111,702

Cash flow (used in) generated from investing activities
Payments for mineral property, plant and equipment	(41,708)	(41,821)	(125,732)	(94,646)
(Purchase) maturity of short term investments	(7,480)	43,907	(21,267)	107,466
Acquisition of Minefinders, net of cash acquired (Note 3)	-	-	-	86,528
Sale of Quiruvilca, net of cash acquired	-	-	-	(289)
Proceeds from sale of assets (Note 3b)	(1,839)	930	8,205	1,571
Net refundable tax and other asset expenditures	117	(368)	81	917
Net cash (used in) generated from investing activities	$(50,910)	$2,648	$(138,713)	$101,547

Cash flow used in financing activities
Proceeds from issue of equity shares	-	2,595	-	2,681
Shares repurchased and cancelled (Note 18)	-	(7,548)	(6,740)	(31,030)
Dividends paid	(18,926)	(7,612)	(56,874)	(17,301)
Proceeds from short term loan	-	-	18,624	-
Payments on construction and equipment leases	(1,834)	(2,272)	(27,684)	(4,468)
Distributions to non-controlling interests	(302)	(119)	(302)	(544)
Net cash used in financing activities	$(21,062)	$(14,956)	$(72,976)	$(50,662)
Effects of exchange rate changes on cash and cash equivalents	834	819	(343)	913
(Decrease) increase in cash and cash equivalents	(30,408)	68,018	(138,582)	163,500
Cash and cash equivalents at the beginning of the period	238,034	358,383	346,208	262,901
Cash and cash equivalents at the end of the period	$207,626	$426,401	$207,626	$426,401

See accompanying notes to the condensed interim consolidated financial statements.

4

Pan American Silver Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(unaudited in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balance, December 31, 2011	104,492,743	$1,243,241	$8,631	$2,146	$339,821	$1,593,839	$8,248	$1,602,087
Total comprehensive income
Net earnings for the year (Note 3)	-	-	-	-	78,201	78,201	154	78,355
Other comprehensive loss	-	-	-	(1,182)	-	(1,182)	-	(1,182)
	-	-	-	(1,182)	78,201	77,019	154	77,173
Shares issued on the exercise of stock options	288,796	4,947	(1,765)	-	-	3,182	-	3,182
Shares issued as compensation	57,369	1,060	-	-	-	1,060	-	1,060
Shares issued on the exercise of warrants	379	13	-	-	-	13	-	13
Shares repurchased and cancelled	(2,411,240)	(36,848)	-	-	(4,901)	(41,749)	-	(41,749)
Issued to acquire Minefinders	49,392,588	1,088,104	10,739	-	-	1,098,843	-	1,098,843
Issued on replacement option awards	-	-	699	-	-	699	-	699
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(1,074)	(1,074)
Share-based compensation on option grants	-	-	2,256	-	-	2,256	-	2,256
Dividends paid	-	-	-	-	(24,919)	(24,919)	-	(24,919)
Balance, December 31, 2012 (Note 3)	151,820,635	$2,300,517	$20,560	$964	$388,202	$2,710,243	$7,328	$2,717,571
Total comprehensive income
Net loss for the period	-	-	-	-	(152,237)	(152,237)	(546)	(152,783)
Other comprehensive loss (Note 5(b))	-	-	-	(1,923)	-	(1,923)	-	(1,923)
	-	-	-	(1,923)	(152,237)	(154,160)	(546)	(154,706)
Issued as compensation	5,077	64	-	-	-	64	-	64
Shares repurchased and cancelled	(415,000)	(6,344)	-	-	(396)	(6,740)	-	(6,740)
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(302)	(302)
Stock-based compensation on option grants	-	-	195	-	-	195	-	195
Dividends paid	-	-	-	-	(56,874)	(56,874)	-	(56,874)
Balance, September 30, 2013	151,410,712	$2,294,237	$20,755	$(959)	$178,695	$2,492,728	$6,480	$2,499,208

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings	Total	Non- controlling interests	Total equity
Balance, December 31, 2011	104,492,743	$1,243,241	$8,631	$2,146	$339,821	$1,593,839	$8,248	$1,602,087
Total comprehensive income
Net earnings for the period	-	-	-	-	109,385	109,385	505	109,890
Other comprehensive income	-	-	-	90	-	90	-	90
	-	-	-	90	109,385	109,475	505	109,980
Issued on the exercise of stock options	231,646	3,895	(1,306)	-	-	2,589	-	2,589
Issued as compensation	7,653	131	-	-	-	131	-	131
Issued on the exercise of warrants	229	8	-	-	-	8	-	8
Shares repurchased and cancelled	(1,813,340)	(27,709)	-	-	(3,321)	(31,030)	-	(31,030)
Issued to acquire Minefinders (Note 3)	49,392,588	1,088,104	10,739	-	-	1,098,843	-	1,098,843
Issued replacement options	-	-	699	-	-	699	-	699
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(544)	(544)
Stock-based compensation on option grants	-	-	1,696	-	-	1,696	-	1,696
Dividends paid	-	-	-	-	(17,301)	(17,301)	-	(17,301)
Balance, September 30, 2012 (Note 3)	152,311,519	$2,307,670	$20,459	$2,236	$428,584	$2,758,949	$8,209	$2,767,158

See accompanying notes to the condensed interim consolidated financial statements.

5

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Mexico, Peru, Argentina and Bolivia. Additionally, the Company has project development activities in Mexico, Peru and Argentina, and exploration activities throughout South America, Mexico and the United States.

2.	Summary of Significant Accounting Policies

a.	Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and follow the same accounting policies applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2012, with the exception of accounting policies described below. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012, as they do not include all the information and disclosures required by accounting principles generally accepted in Canada for complete financial statements.

In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of these condensed interim consolidated financial statements have been included. Operating results for the three and nine months periods ending September 30, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2012.

Changes in Accounting Policies

The Company adopted the following new accounting standards along with any consequential amendments, effective January 1, 2013:

IFRS 10 Consolidated Financial Statements: The adoption of IFRS 10 did not have a significant impact on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements: The adoption of IFRS 11 did not have a significant impact on the Company’s consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities: The adoption of IFRS 12 will require additional disclosures at year end that did not impact the Company’s interim consolidated financial statements.

IFRS 13 Fair Value Measurement: The adoption of IFRS 13 requires additional disclosures relating to the measurement of fair values that the Company has now included in Note 5.

IAS 1 Presentation of Financial Statements: The adoption of IAS 1 requires additional disclosures relating to the measurement of fair values that did not have a significant impact on the Company’s consolidated financial statements.

IAS 19 Employee Benefits amendment: The adoption of IAS 19 amendment did not have a significant impact on the Company’s consolidated financial statements.

6

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine: The Company’s policy on capitalization of stripping costs was already consistent with IFRIC 20, so the adoption of IFRIC 20 had no impact on the Company’s consolidated financial statements.

b.	Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety and some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosure about investments in equity instruments measured at fair value in Other Comprehensive Income (“OCI”), and guidance on financial liabilities and derecognition of financial instruments. The mandatory effective date will be added when all phases of IFRS 9 are completed with sufficient lead time for implementation.

IFRIC 21 Levies (“IFRIC 21”) is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. In IAS 37, the criterion for recognizing a liability includes the requirement for an entity to have a present obligation resulting from a past event. IFRIC 21 provides clarification on the past event that gives rise to the obligation to pay a levy as the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact the final interpretation is expected to have on its consolidated financial statements.

c.	Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores Mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

3.	Acquisition and Divesture

a)	Acquisition of Minefinders Corporation Ltd.

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders Corporation Ltd. (“Minefinders”) for total consideration amounting to $1,264.3 million, comprising $1,088.1 million in common shares of Pan American, $165.4 million in cash, and $10.7 million in replacement options. Minefinders was engaged in precious metals mining and had exploration properties in Mexico and the United States. Minefinders’ primary mining property was its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico.

The acquisition was aligned with management’s objectives of enhanced operating and development portfolio diversification and its mission to be the largest low-cost primary silver mining company worldwide. The Company believes that the strategic benefits to shareholders resulting from the acquisition include: (i) enhanced portfolio diversification of producing assets into a more stable mining jurisdiction, (ii) additional near-term cash flow, (iii) improved organic growth opportunities, (iv) a meaningful reduction of average silver cash costs across the Company’s production portfolio on a net of by-product basis, (v) addition of significant silver and gold mineral reserves and resources with excellent potential to increase even further through exploration; and (vi) increases in the Company’s exposure to the prices of silver and gold. The transaction was accounted for as a business combination with Pan American as the acquirer.

7

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Under the terms of the arrangement, former Minefinders shareholders who elected the full proration option received $1.84 Canadian (“CAD”) and 0.55 of a Pan American share in respect of each of their Minefinders shares. Former Minefinders shareholders who elected the Pan American share option received 0.6235 Pan American shares and CAD$0.0001 for each of their Minefinders shares, and those who elected the cash option received CAD$2.0306 and 0.5423 of a Pan American share in respect of each of their shares.

Pan American exchanged and replaced all outstanding options at an exchange ratio of 0.6325 and at a strike price equivalent to the original strike prices divided by 0.6325. Pan American share value utilized for valuing the consideration of shares issued was the closing price on March 30, 2012, the effective date of the transaction. Replacement options were valued using the Black-Scholes option pricing model. Assumptions used were as follows:

Dividend yield	0.3%
Expected volatility	40.75%
Risk free interest rate	0.93%
Expected life	0.25 – 3.5 years

The purchase consideration has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Fair values were determined using the income, cost and market price valuation methods as deemed appropriate. The purchase price allocation was finalized during the quarter ended March 31, 2013, with the assistance of an independent third party, resulting in adjustments to the preliminary allocations. These adjustments resulted in a $10.7 million increase in fair value allocated to mineral interests as compared to the preliminary fair value. Retrospective application of the changes made to the allocation of the purchase consideration in the 2013 first quarter decreased net earnings as of December 31, 2012 by $9.2 million, due to an increase in cost of sales, reduced by depreciation and income tax expense for the year ended December 31, 2012.

Goodwill was recognized as a result of the requirement to record a deferred tax liability for the difference between the fair values of assets acquired and liabilities assumed over the tax bases of assets acquired and liabilities assumed. None of the goodwill is deductible for tax purposes. (Note 9)

The following tables summarize the final purchase consideration, the preliminary purchase price allocation reported in the Company’s 2012 year-end financial statements and the final purchase price allocation, with the applicable recast adjustments made upon finalization during the 2013 first quarter.

Purchase consideration
Cash	$165,413
Replacement option awards	10,739
Fair value of Pan American shares issued	1,088,104
$1,264,256

Purchase price allocation	Preliminary	Adjustments	Final
Net working capital acquired(1)	$333,478	$(897)	$332,581
Mineral property, plant and equipment	1,045,326	10,728	1,056,054
Goodwill	211,292	(12,346)	198,946
Closure and decommissioning provisions	(10,880)	5,316	(5,564)
Long-term debt	(49,685)	-	(49,685)
Deferred tax liabilities	(265,275)	(2,801)	(268,076)
	$1,264,256	$-	$1,264,256

(1)	Includes cash of $251.9 million and accounts receivable of $10.9 million.

8

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The following table summarizes the changes to the Company’s recast and previously reported December 31, 2012 consolidated balance sheets:

	December 31, 2012 (Recast)	December 31, 2012(1)
Assets
Inventories	$266,663	$270,089
Mineral property, plant and equipment	$2,205,252	$2,182,742
Deferred tax asset	$1,358	$1,450
Goodwill	$198,946	$211,292
Liabilities and Equity
Accounts payable and accrued liabilities	$136,149	$136,757
Income tax liabilities	$52,217	$40,346
Deferred tax liabilities	$326,171	$321,630
Retained earnings	$388,202	$397,360

(1)	As previously presented in the consolidated financial statements for the year ended December 31, 2012.

The following table summarize the Company’s recast and previously reported year ended December 31, 2012 consolidated income statements.

	Twelve months ended December 31,
	2012 (Recast)	2012(1)
Revenue	$928,594	$928,594
Cost of Sales
Production costs	(485,163)	(474,001)
Depreciation and amortization	(104,409)	(108,153)
Royalties	(35,077)	(35,077)
	(624,649)	(617,231)
Mine operating earnings	$303,945	$311,363
Earnings from operations	$151,258	$158,676

Earnings before income taxes	$173,917	$181,335
Income taxes	(95,562)	(93,822)

Net earnings for the period	$78,355	$87,513

Attributable to :
Equity holders of the Company	78,201	87,359
Non-controlling interests	154	154
	78,355	87,513
Earnings per share attributable to common shareholders
Basic earnings per share	$0.56	$0.62
Diluted earnings per share	$0.49	$0.55

(1)	As previously presented in the annual consolidated financial statements for the year ended December 31, 2012.

The following table summarize the changes to the Company’s previously reported condensed consolidated income statements for the three and nine months ended September 30, 2012 as a result of the adjustments to the preliminary purchase price allocation which were determined during the three months ended March 31, 2013. There was no change to the total cash flow from operating activities, investing activities, and financing activities for the three and nine months ended September 30, 2012.

9

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2012 (Recast)	2012(1)	2012 (Recast)	2012(1)
Revenue	$251,843	$251,843	$681,259	$681,259
Cost of Sales
Production costs	(141,977)	(138,166)	(358,509)	(349,612)
Depreciation and amortization	(30,265)	(31,356)	(74,512)	(75,911)
Royalties	(14,161)	(14,161)	(29,384)	(29,384)
	(186,403)	(183,683)	(462,405)	(454,907)
Mine operating earnings	65,440	68,160	218,854	226,352
Earnings from operations	52,723	55,443	174,591	182,089
Earnings before income taxes	38,689	41,409	183,341	190,839
Income taxes	(16,081)	(18,771)	(73,451)	(73,915)
Net earnings for the period	$22,608	$22,638	$109,890	$116,924
Attributable to :
Equity holders of the Company	22,582	22,612	109,385	116,419
Non- controlling interests	26	26	505	505
	22,608	22,638	109,890	116,924
Earnings per share attributable to common shareholders
Basic earnings per share	$0.15	$0.15	$0.80	$0.85
Diluted earnings per share	$0.15	$0.15	$0.79	$0.83

(1)	As previously presented in the condensed interim consolidated financial statements for the three and nine months ended September 30, 2012.

b)	Dispositions of mineral property, plant and equipment

On January 30, 2013, a subsidiary of the Company (Plata Panamericana S.A. de C.V.) entered into a sale and option agreement with Compañía Minera Cuzcatlan SA de C.V. (“Cuzcatlan”) to sell 55% of its interest in certain Mexican exploration properties to Cuzcatlan for $4.0 million. The Company also granted Cuzcatlan the option to acquire the remaining 45% interest in the exploration properties for $6.0 million (of which $2.0 million was paid to a third party according to a prior unrelated agreement), within ten days of Cuzcatlan making a production decision. The option was exercised during the second quarter of 2013. For the three and nine months ended September 30, 2013, there was a gain on sale of assets of $nil and $8.0 million, respectively related to the disposition of the above interest in exploration properties.

4.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders. The Company’s capital structure consists of equity, comprised of issued capital plus share option reserve plus investment revaluation reserve plus retained earnings with a balance of $2.5 billion as at September 30, 2013 (December 31, 2012 - $2.7 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2012.

10

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

5.	Financial Instruments

a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL are as follow:

	September 30, 2013	December 31, 2012
Current derivative assets
Commodity and foreign currency contracts	$336	$25
	$336	$25
Current derivative liabilities
Commodity and foreign currency contracts	$(2,137)	$-
	$(2,137)	$-
Non-current derivative liabilities
Share purchase warrants	$(933)	$(8,594)
Conversion feature on convertible notes	(1,941)	(9,746)
	$(2,874)	$(18,340)

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL.

	September 30, 2013	December 31, 2012
Trade receivables from provisional concentrates sales	$38,536	$39,116
Not arising from sale of metal concentrates	90,666	95,496
Trade and other receivable	$129,202	$134,612

The net (losses) gains on derivatives for the three and nine months ended September 30, 2013 and 2012 were comprised of the following:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2013	2012	2013	2012
(Loss) gain on commodity and foreign currency contracts:
Realized (loss) on commodity and foreign currency contracts	$(4,118)	$(362)	$(3,775)	$151
Unrealized (loss) gain on commodity and foreign currency contracts	(2,448)	(9)	(1,825)	(9)
	$(6,566)	$(371)	$(5,600)	$142
Gain on derivatives:
Gain (loss) on share purchase warrants (Note 18)	490	(6,907)	7,662	8,566
Gain (loss) on conversion feature of convertible notes (Note 16)	843	(7,043)	7,804	1,390
	$1,333	$(13,950)	$15,466	$9,956

In response to the sharp decline in silver and gold prices in the quarter-ended June 30, 2013, the Company evaluated its alternatives to mitigate the financial risk of further price declines.  The Company decided it was appropriate to protect a portion of its precious metal production associated with its higher cost Peruvian and Argentine operations against the potential of further price erosion. As such, starting July 2013 program, the Company entered into forward contracts limited to 1 year and up to 25% of its silver and gold production.

On September 10, 2013, the Company decided to discontinue its silver and gold hedges after a re-evaluation of the financial risk of further price declines. At September 30, 2013, the total realized and unrealized loss recognized from the Company’s silver and gold hedges is $4.2 million and $2.1 million, respectively.

b)	Financial assets designated as available-for-sale

The Company’s investments in marketable securities are designated as available-for-sale. The unrealized losses on available-for-sale investments recognized in other comprehensive (loss) income for the three and nine months ended September 30 were as follows:

11

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended Sept 30,		Nine months ended Sept 30,
	2013	2012	2013	2012
Unrealized gain (loss) on equity securities	$241	$2,903	$(210)	$1,154
Reclassification adjustment for net loss included in earnings	$(283)	$(460)	$(1,713)	$(1,064)
	$(42)	$2,443	$(1,923)	$90

c)	Fair Value of Financial Instruments

(i)	Fair value measurement of financial assets and liabilities recognized in the condensed interim consolidated financial statements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table sets forth the Company’s financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

At September 30, 2013, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis are categorized as follows:

	September 30, 2013		December 31, 2012
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	213,388	-	196,116	-
Trade receivable from provisional concentrate sales	-	38,536	-	39,116
Derivative financial assets	-	336	-	25
Derivative financial liabilities	-	(2,137)	-	-
Share purchase warrants	-	(933)	-	(8,594)
Conversion feature of convertible notes	-	(1,941)	-	(9,746)
	213,388	33,861	196,116	20,801

There were no transfers between level 1 and level 2 during the three and nine months ended September 30, 2013.

At September 30, 2013, there were no financial assets or liabilities measured and recognized in the condensed interim consolidated income statements at a fair value that would be categorized as a level 3 in the fair value hierarchy above (December 31, 2012 - $nil).

12

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

(ii)	Valuation Techniques

Short-term investments

The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

Receivables from provisional concentrate sales

The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) price for copper, zinc and lead and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver and as such are classified as level 2 of the fair market value hierarchy.

Derivative financial assets

The Company’s unrealized gains and losses on commodity and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair market value hierarchy.

Share purchase warrants

The Company’s unrealized gains and losses on share purchase warrants are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. The share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. The fair value of the share purchase warrants is determined using the Black Scholes pricing model which is further discussed in Note 18.

Convertible notes

The Company’s unrealized gains and losses on conversion feature of the convertible note are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. The conversion feature on the convertible notes is considered an embedded derivative and is classified as and accounted for as a financial liability at fair value with changes in fair value included in earnings. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes.

d)	Financial Instruments and Related Risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(i)	Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assess the Company’s strategy towards its base metal exposure, depending on market conditions. At September 30, 2013, the Company had 600 tonnes of lead and 3,000 tonnes of zinc under contract with a positive mark-to-market valuation of $nil and $0.3 million respectively.

At September 30, 2013, the Company had 2.0 million ounces of silver and 1,100 ounces of gold under contract with a negative mark-to-market valuation of $2.1 million and $nil, respectively. Refer to note 5(a) for further details.

13

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

(ii)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At September 30, 2013 the Company had receivable balances associated with buyers of its concentrates of $38.5 million (December 31, 2012 - $39.1 million).  The vast majority of the Company’s concentrate is sold to eight well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances.  At September 30, 2013 the Company had approximately $38.9 million (December 31, 2012 - $48.8 million) of value contained in precious metal inventory at refineries.  The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations. The credit risk, which the Company regularly assesses, is that the bank as an issuer of a financial instrument will default.

(iii)	Foreign Exchange Rate Risk

The Company reports its financial statements in United States dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

To mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and CAD to match anticipated spending. At September 30, 2013, the Company had contracts to purchase $1.0 million in Peruvian Nuevo soles with a negative mark-to-market valuation of $0.1 million. The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. At September 30, 2013, the Company’s cash and short term investments include $163.1 million in CAD and $28.9 million in MXN.

14

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Additionally, on June 25, 2013, one of the Company’s subsidiaries received an unsecured bank loan for $100.0 million Argentine pesos (equivalent to USD$18.6 million) in order to meet its short term obligations and to mitigate the exposure to foreign exchange risk. See Note 13 for further details.

(iv)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

(v)	Commitments

The Company’s commitments at September 30, 2013 have contractual maturities as summarized below:

Payments due by period
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$12,814	$5,609	$5,119	$2,086	$-
Current liabilities	130,162	130,162	-	-	-
Loan obligation (Note 13)	17,322	17,322	-	-	-
Severance accrual	4,433	1,355	405	1,883	790
Employee compensation plan(3)	3,258	3,258	-	-	-
Restricted share units (“RSUs”)(3)	1,704	852	852	-	-
Convertible notes (4)	40,312	1,631	38,681	-	-
Total contractual obligations(5)	$210,005	$160,189	$45,057	$3,969	$790
(1)	Includes lease obligations in the amount of $12.5 million (December 31, 2012 - $39.7 million) with a net present value of $11.7 million (December 31, 2012 - $36.4 million) and equipment and construction advances in the amount of $0.3 million (December 31, 2012 - $0.4 million); both discussed further in Note 15.
(2)	Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

Total current liabilities per Statements of Financial Position as at September 30, 2013	$157,084
Add:
Future interest component of:
- Finance lease	744
- Convertible note	1,631
Future commitments less portion accrued for:
- Restricted share units	263
- Contribution plan	467
Total contractual obligations within one year	$160,189

(3)	Includes a retention plan obligation in the amount of $7.7 million (2012 - $7.8 million) that vests in two instalments, the first 50% on June 1, 2013 and the remaining 50% on June 1, 2014 and a RSU obligation in the amount of $1.7 million (2012 – $1.7 million) that will be settled in cash. The RSUs vest in two instalments, the first 50% vest on December 7, 2013 and a further 50% vest on December 7, 2014.
(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 16 for further details.
(5)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 17, and deferred tax liabilities.

15

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

6.	Short Term Investments

	September 30, 2013			December 31, 2012
Available for sale	Fair Value	Cost	Accumulated unrealized holding losses	Fair Value	Cost	Accumulated unrealized holding gains
Short term investments	$213,388	$214,347	$(959)	$196,116	$195,152	$964

7.	Inventories

Inventories consist of:

	September 30, 2013	December 31, 2012 (Note 3)
Concentrate inventory	$20,814	$26,617
Stockpile ore(1)	50,131	48,243
Heap inventory	99,332	75,471
Doré and finished inventory(2)	57,243	61,217
Materials and supplies	60,301	55,115
	$287,821	$266,663

(1)	Includes an impairment charge of $2.8 million to reduce the cost of inventory to net realizable value at Manantial Espejo mine (December 31, 2012 - $nil).
(2)	Includes an impairment charge of $1.8 million to reduce the cost of inventory to net realizable value at Manantial Espejo mine (December 31, 2012 - $nil).

8.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is very likely that future economic benefits will flow to the Company. Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations, amongst others.

Mineral property, plant and equipment consist of:

	September 30, 2013			December 31, 2012
	Cost	Accumulated Amortization	Carrying Value	Cost	Accumulated Amortization	Carrying Value
Huaron mine, Peru	$145,319	$(59,898)	$85,421	$137,340	$(53,702)	$83,638
Morococha mine, Peru	202,237	(64,717)	137,520	183,907	(51,369)	132,538
Alamo Dorado mine, Mexico	191,910	(138,951)	52,959	184,866	(126,028)	58,838
La Colorada mine, Mexico	105,084	(50,804)	54,280	93,839	(45,030)	48,809
Dolores Mine, Mexico	745,807	(66,779)	679,028	680,047	(29,453)	650,594
Manantial Espejo mine, Argentina	315,304	(155,130)	160,174	309,744	(130,217)	179,527
San Vicente mine, Bolivia	123,653	(53,400)	70,253	117,751	(46,306)	71,445
Other	24,549	(4,264)	20,285	24,255	(3,975)	20,280
Total	$1,853,863	$(593,943)	$1,259,920	$1,731,749	$(486,080)	$1,245,669

16

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Land and Exploration and Evaluation:
Land	$8,500	$8,497
Navidad Project, Argentina	462,400	462,400
Minefinders Group, Mexico	433,196	434,677
Morococha, Peru	10,432	15,474
Other	30,772	38,535
Total non-producing properties	$945,300	$959,583
Total mineral property, plant and equipment (Note 3)	$2,205,220	$2,205,252

9.	Impairment of Non-Current Assets and Goodwill

Non-current assets are tested for impairment when events or changes in assumptions indicate that the carrying amount may not be recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable. For the quarter ended September 30, 2013, the Company concluded that there were no changes in circumstances or events that would indicate that the net carrying value of the Company’s long lived assets at September 30, 2013 were not fully recoverable. Additionally, no indicators were identified that would require the full or partial reversal of the impairment charges taken against mineral properties in the first or second quarter of 2013.

At June 30, 2013 the Company tested the recoverability of its investment in the Dolores mine. Based on our above assessment at June 30, 2013, the Company recorded an impairment charge related to the Dolores mine of $187.5 million, net of tax ($188.6 million before tax) comprised of goodwill of $184.7 million and non-current assets of $2.8 million.

Due to the sensitivity of the recoverable amount to long term metal prices as well as unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges in future periods.

Additionally, in the first quarter of 2013, certain non-current assets held for sale were tested for impairment based on fair value less cost to sell due the Company entering into the Esperanza transaction that contemplated the sale of certain non-core gold assets. It was determined that the estimated recoverable value of the non-current assets held for sale on a fair value less costs to sell basis was below its carrying value, and as a result an impairment charge of approximately $18.3 million was recorded, including goodwill of $7.1 million.

At June 30, 2013, with the termination of the Esperanza transaction, the Company reclassified these assets from assets held for sale to exploration and evaluation property, which requires assessment of the carrying amount based on fair value less selling costs. It was determined that the estimated recoverable value of the non-current assets based on its estimated recoverable amount for the three months ended June 30, 2013 required an impairment recovery of $3.4 million.

The total impairment charge for the nine months ended September 30, 2013 is $202.3 million, net of tax of $1.1 million (before tax - $203.4 million), comprised of $18.2 million recorded in Q1 2013 and $184.1 million recorded in Q2 2013.

Key assumptions and sensitivity

The metal prices used to calculate the recoverable amounts are based on management’s best estimates of future commodity prices prices and are summarized in the following table including those applicable to the Company’s polymetallic mines.

17

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Commodity Prices	2014-2016 average	Long term
Silver Price - $/oz	$26.53	$25.00
Zn Price - $/DMT	$2,308	$1,750
Pb Price - $/DMT	$2,249	$1,850
Au Price - $/oz	$1,497	$1,350

Despite no indicators of impairment in the third quarter ended September 30, 2013 being present, the Company tested the sensitivity of all its operating mines’ recoverable amounts as of September 30, 2013 up to a 10% deterioration of long term metal prices and up to a 10% increase in operating costs, individually, with the following results identifying those assets with a carrying value that would be equal to or less than its recoverable amount.

For the Huaron mine, a decrease in the long term silver price of greater than 1% or an increase in operating costs of greater than 1%, would in isolation, cause the estimated recoverable amount to be equal to or less than the carrying value of $65.6 million.  Additionally, a decrease in the long term zinc price below $1,700 per tonne or in lead below $1,725 per tonne could cause the estimated recoverable amount to be equal to or less than the carrying value.

For the Morococha mine, a decrease in the long term silver price of greater than 3% or an increase in operating costs of greater than 4%, would in isolation, cause the estimated recoverable amount to be equal to or less than the carrying value of $130.5 million.  Additionally, a decrease in the long term zinc price below $1,600 per tonne could cause the estimated recoverable amount to be equal to or less than the carrying value.

For the Manantial Espejo mine, an increase in operating costs of greater than 6% would in isolation, cause the estimated recoverable amount to be equal to or less than the carrying value of $161.4 million.  Although the recoverable amount of this mine is higher than its carrying value with a decrease in the long term silver or gold price of 10%, due to the short term nature of its mine life, its recoverable amount is sensitive to short term metal prices.

For the Dolores mine, a decrease in the long term silver or gold price or an increase in operating costs could, in isolation, cause the estimated recoverable amount to be equal to or less than the carrying value of $864.4 million.  In September 2013, the tax reform proposed a mining royalty of 7.5% and in addition, a proposal that precious metals mining companies are to pay an additional 0.5% on precious metals revenue. In addition, the corporate tax rate in Mexico is expected to remain at 30%, a change from its future rate of 28%. As of November 01, 2013 these changes have been substantively enacted and the effective date of the law will be January 1, 2014. The impact of these changes were in our estimates and considered did not result in a significant change to the estimated net recoverable amount of the Dolores mine at September 30, 2013 as compared to June 30, 2013. (See note 25)

10.	Goodwill

Goodwill consists of:

As at December 31, 2012 (Note 3)	$198,946
Impairment of La Bolsa property	(7,124)
Impairment of Dolores mine (Note 9)	(184,688)
As at September 30, 2013	$7,134

18

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

11.	Other Assets

Other assets consist of:

	September 30, 2013	December 31, 2012
Long-term prepaid expense(1)	$5,218	$5,239
Investments in Associates	1,500	1,450
Reclamation bonds	544	602
Lease receivable(2)	887	-
	$8,149	$7,291

(1) Represents a prepaid deposit related to the Gas Line Project at the Manantial Espejo mine.

(2) The Company entered into a finance leasing arrangement with employees at the Manantial Espejo mine for certain housing units. The term of the finance lease entered into is 6 years. The present value of the minimum lease payments is $1.0 million, comprised of a current finance lease receivable of $0.1 million included in trade and other receivables and non-current finance lease receivable of $0.9 million.

12.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	September 30, 2013	December 31, 2012 (Note 3)
Trade accounts payable	$52,733	$56,059
Royalties payable	7,685	17,025
Other accounts payable and trade related accruals	31,710	33,122
Payroll and related benefits	20,985	21,388
Severance accruals	1,355	966
Other taxes payable	172	633
Advances on concentrate	1,699	-
Other	5,907	6,956
	$122,246	$136,149

13.	Loan payable

	September 30, 2013	December 31, 2012
Loan payable(1)	$17,322	$-
	$17,322	$-

(1) On June 25, 2013, one of the Company’s subsidiaries (Minera Triton Argentina S.A.) received an unsecured bank loan for $100.0 million Argentine pesos (equivalent to USD$18.6 million) in order to meet its short term obligations. The loan term is one year with an interest rate of 25.3%. At September 30, 2013, the fair value of loan payable is $17.3 million.

14.	Provisions

	Closure and Decommissioning	Litigation	Total
As at December 31, 2012	$45,640	$7,043	$52,683
Revisions in estimates and obligations incurred	(5,659)		(5,659)
Charged (credited) to earnings:
-new provisions	-	910	910
-unused amounts reversed	-	(1,866)	(1,866)
-exchange gains on provisions	-	(287)	(287)
Charged in the period	(150)	(342)	(492)
Accretion expense	2,273	-	2,273
As at September 30, 2013	$42,104	$5,458	$47,562

19

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Maturity analysis of total provisions:	September 30, 2013	December 31, 2012
Current	$3,149	$7,022
Non-current	44,413	45,661
	$47,562	$52,683

15.	Finance Lease Obligations

	September 30, 2013	December 31, 2012
Lease obligations(1)	$11,663	$36,411
Equipment and construction advances(2)	321	439
	$11,984	$36,850

	September 30, 2013	December 31, 2012
Maturity analysis of finance leases:
Current	$4,866	$12,473
Non-current	7,118	24,377
	$11,984	$36,850
(1)	Represents equipment lease obligations at several of the Company’s subsidiaries. A reconciliation of the total future minimum lease payments to their present value is presented in the table below.
(2)	Represents a funding arrangement the Company entered into whereby it receives advances toward some of the project capital expenditures at the Morococha mine. These advances are subject to an annualized interest rate of 2.2% and are paid monthly until the completion of the construction, at which point these advance payments are converted into a leasing arrangement.

	September 30, 2013	December 31, 2012
Less than a year	$5,288	$13,320
2 years	3,253	8,913
3 years	1,866	5,848
4 years	1,788	5,811
5 years	298	5,811
	12,493	39,703
Less future finance charges	(830)	(3,292)
Present value of minimum lease payments	$11,663	$36,411

16.	Long Term Debt

	September 30, 2013	December 31, 2012
Convertible notes	$32,492	$31,388
Conversion feature on the convertible notes	1,941	9,746
Total long-term debt	$34,433	$41,134

As part of the 2012 Minefinders acquisition the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”). Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year. The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time. The Notes are convertible into a combination of cash and Pan American shares.

The interest and principal amounts of the Notes are classified as debt liabilities and the conversion option is classified as a derivative liability. The debt liability is measured at amortized cost. As a result, the carrying value of the debt liability is lower than the aggregate face value of the Notes. The unwinding of the discount is accreted as interest expense over the terms of the notes using an effective interest rate. For the three and nine months ended September 30, 2013, $0.4 million and $1.3 million, respectively was capitalized to mineral property, plant and equipment (September 30, 2012 – $1.6 million). The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes. Assumptions used in the fair value calculation of the embedded derivative component at September 30, 2013 were expected stock price volatility of 54.5%, expected life of 2.2 years, and expected dividend yield of 4.86%.

20

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

During the three and nine months ended September 30, 2013, the Company recorded a $0.8 million gain and $7.8 million gain on the revaluation of the embedded derivative on the convertible notes (three and nine months ended September 30, 2012 – $7.0 million loss and $1.4 million gain).

The approximate current fair value of the notes, excluding the conversion feature at September 30, 2013 is $34.5 million (December 31, 2012 - $34.4 million).

17.	Other Long Term Liabilities

Other long term liabilities consist of:

	September 30, 2013	December 31, 2012
Deferred credit(1)	$20,788	$20,788
Long term income tax payable	2,190	-
Severance accruals	3,078	2,468
	$26,056	$23,256

(1) As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty selected the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

18.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock compensation plan for its employees, directors and officers (the “Compensation Plan”). The Compensation Plan provides for the issuance of common shares and stock options, as incentives. The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares. The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Any modifications to the Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan. The LTIP consists of annual grants of restricted shares, restricted share units, and/or options to participants to buy shares of the Company, whereby at least 25% of the total annual award is comprised of restricted share units.  For the remaining 75% of the award amount, participants may elect a mix of restricted shares, restricted share units, and option grants.  Restricted share units vest in two tranches, one half (50%) on the first anniversary of the grant date and the second half (50%) on the second anniversary date of the award.  For share awards, participants are issued Pan American shares, with a two year “No Trading Legend,” and are therefore required to hold the shares for a minimum of two years.  There is no gross-up on common share awards, making the common share component of all awards net of required withholding taxes.  For option awards, no options vest immediately.  50% of options granted in a particular year vest on the one year anniversary of being granted, and the other 50% on the second anniversary of being granted.  The options expire after seven years as set out under the LTIP guidelines.

As part of the Minefinders acquisition each Minefinders option holder was provided a replacement option that is exercisable to purchase Pan American shares. The number of Pan American shares the replacement option holder was entitled to purchase equals 0.6235 multiplied by the number of Minefinders shares subject to the Minefinders Option (rounded down to the nearest whole number of Pan American shares). The exercise price per Pan American share equals the exercise price per Minefinders share otherwise purchasable pursuant to the current Minefinders Option, divided by 0.6235 (rounded up to the nearest whole cent).

21

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

On March 30, 2012, the Company issued 1,760,705 replacement option awards with a fair value of $10.7 million. Replacement option awards were valued using the Black-Scholes option pricing model. Assumptions used were a dividend yield of 0.3%, expected volatility of 40.75%, risk free interest rate of 0.93% and expected life of 0.25 to 3.5 years.

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

	Stock Options		Share Purchase Warrants
	Shares	Weighted Average Exercise Price CAD$	Warrants	Weighted Average Exercise Price CAD$	Total
As at December 31, 2011	1,243,312	$25.92	7,814,984	$35.00	9,058,296
Granted	2,016,376	$19.37	-	$-	2,016,376
Exercised	(288,796)	$15.79	(379)	$35.00	(289,175)
Expired	(90,836)	$28.41	-	$-	(90,836)
Forfeited	(683,491)	$16.47	-	$-	(683,491)
As at December 31, 2012	2,196,565	$24.07	7,814,605	$35.00	10,011,170
Granted	20,642	$12.70	-	$-	20,642
Exercised	-	$-	-	$-	-
Expired	(922,965)	$25.19	-	$-	(922,965)
Forfeited	(192,925)	$21.48	-	$-	(192,925)
As at September 30, 2013	1,101,317	$23.37	7,814,605	$35.00	8,915,922

Long Term Incentive Plan

During the three months ended September 30, 2013, nil common shares were issued in connection with the options under the plan (2012 – nil), nil options expired (2012 – nil) and 56,780 options were forfeited (2012 – nil).

During the nine months ended September 30, 2013, nil common shares were exercised in connection with the options under the plan (2012 – 4,424 common shares and proceeds of $0.08 million), 229,327 options expired (2012 – 90,836) and 61,992 options were forfeited (2012 – 34,272).

Replacement Option Awards

During the three and nine months ended September 30, 2013, nil common shares were issued under the Minefinders plans (2012 – 207, 085 and 227,222). Nil options and 693,638 options expired (September, 2012 – nil) and 65,466 and 130,933 options, respectively, were forfeited (September, 2012 – nil).

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at September 30, 2013. The underlying options agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at September 30, 2013	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at September 30, 2013	Weighted Average Exercise Price CAD$
$12.70 - $22.23	448,624	46.99	$17.87	228,449	$17.24
$22.24 - $25.19	560,351	45.06	$24.99	386,721	$25.04
$36.67 - $40.22	92,342	50.33	$40.22	92,342	$40.22
	1,101,317	46.29	$23.37	707,512	$24.50

22

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

For the three and nine months ended September 30, 2013, the total employee share-based compensation expense recognized in the income statement was $0.9 million and $3.0 million, respectively including a gain from non-market performance condition for $0.9 million (2012 - $1.3 million and 4.0 million, respectively).

Share Purchase Warrants

As part of the acquisition of Aquiline Resources Inc. in 2009 the Company issued share purchase warrants (Consideration and Replacement Warrants). The following table summarizes information concerning the warrants outstanding and warrants exercisable as at September 30, 2013. The underlying options agreements are specified in Canadian dollar amounts.

	Warrants Outstanding			Warrants Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at September 30, 2013	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at September 30, 2013	Weighted Average Exercise Price CAD$
$35.00	7,814,605	14.23	$35.00	7,814,605	$35.00

The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. During the three and nine months ended September 30, 2013, there was a derivative gain of $0.5 million and $7.7 million, respectively (2012 – $6.9 and $8.6 million respectively).

The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated warrants. Assumptions used are as follows:

	September 30, 2013	December 31, 2012
Warrant strike price	$35.00	$35.00
Exchange rate (1CAD = USD)	0.97	1.01
Risk-free interest rate	1.1%	1.1%
Expected dividend yield	4.6%	1.1%
Expected stock price volatility	58.1%	43.0%
Expected warrant life in years	1.19	1.93
Quoted market price at period end	$10.88	$18.64

The conversion feature on the convertible note, further discussed in Note 16, is considered an embedded derivative and is classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.

Restricted Share Units (RSUs)

Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. The RSUs are settled in cash and vest in two instalments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant. Additional RSUs are credited to reflect dividends paid on Pan American common shares over the vesting period.

Compensation expense for RSUs for the three and nine months ended September 30, 2013 was $0.1 million and $0.5 million respectively (2012 – $nil) and is presented as a component of general and administrative expense.

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company. On May 15, 2012, the directors of the Company approved the extension of the Key Employee Long Term Contribution Plan (the “2012 Contribution Plan”), effective on June 1, 2012.

23

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The 2012 Contribution Plan is a two year plan with a percentage of the retention bonus payable at the end of each year of the program.  The 2012 Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for two years starting in September 2012.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the two year period of the plan is $7.2 million. As of September 30, 2013, $3.3 million remains to be paid as described in Note 5. No shares will be issued from treasury pursuant to the 2012 Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities. The Company’s Contribution Plan is classified and accounted for as a financial liability and as such this liability is marked-to-market with changes in value included in net earnings. During the three and nine months ended September 30, 2013, there was a $0.04 million and $0.3M, respectively, of unrealized gain on the mark-to-market of the Contribution Plan (2012 –$0.4). The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated Contribution Plan. Assumptions used are as follows: stock price - $10.88 CAD, exercise price - $17.91 CAD, expected life in years – 0.67, annualized volatility 47.47%, expected dividend yield – 4.6% risk free interest rate - 1.0%, exchange rate (1CAD=USD) – 0.9723.

Normal Course Issuer Bid

On August 29, 2012, the Company received regulatory approval for a second normal course issuer bid to purchase up to 7,607,277 of its common shares, during the one year period from September 4, 2012 to September 3, 2013.

The Company intends to apply for regulatory approval for a third normal course issuer bid to purchase its common shares, during a one year period extending into September 2014.

During the three and nine months ended September 30, 2013 the Company purchased and cancelled nil shares and 415,000 shares, respectively (2012 – 509,040 and 1,813,340 shares, respectively) for a total consideration of $nil and $6.7 million, respectively (2012 – $7.5 and $31.0 million, respectively).

Dividends

On February 20, 2013, the Company declared a dividend of $0.125 per common share paid to holders of record of its common share as of the close of business on March 4, 2013.

On May 13, 2013, the Company declared a dividend of $0.125 per common share paid to holders of record of its common share as of the close of business on May 24, 2013.

On August 14, 2013, the Company declared a dividend of $0.125 per common share paid to holders of record of its common shares as of the close of business on August 26, 2013.

On November 13, 2013 the Company declared a quarterly dividend of $0.125 per common share to be paid to holders of record of its common shares as of the close of business on November 25, 2013. These dividends were not recognized in these condensed interim consolidated financial statements during the period ended September 30, 2013.

19.	Earnings (Loss) Per Share (Basic and Diluted)

Three months ended Sept 30,	2013			2012 (Note 3)
	Earnings (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount
Net earnings(1)	$14,154			$22,582

Basic EPS	$14,154	151,411	$0.09	$22,582	152,260	$0.15
Effect of Dilutive Securities:
Stock Options	-	-		-	41
Convertible Notes	(843)	1,927		-	-
Diluted EPS	$13,311	153,338	$0.09	$22,582	152,301	$0.15
(1)	Net earnings attributable to equity holders of the Company.

24

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Nine months ended Sept 30,	2013			2012 (Note 3)
	Earnings (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator) (in 000’s)	Per-Share Amount
Net (loss) earnings(1)	$(152,237)			$109,385

Basic EPS	$(152,237)	151,525	$(1.00)	$109,385	137,039	$0.80
Effect of Dilutive Securities:
Stock Options	-	-		-	125
Convertible Notes	(7,804)	1,927		(1,390)	1,301
Diluted EPS	$(160,041)	153,452	$(1.04)	$107,995	138,465	$0.79
(1)	Net earnings attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and nine months ended September 30, 2013 were 8,915,922 and 8,895,280 out-of-money options and warrants (2012 – 9,459,481).

20.	Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

Changes in non-cash operating working	Three months ended Sept 30,		Nine months ended Sept 30,
capital items:	2013	2012	2013	2012
Trade and other receivables	$(11,100)	$(2,086)	$2,058	$(12,636)
Inventories	1,249	5,504	(14,298)	(19,216)
Prepaid expenditures	2,460	2,150	3,464	3,632
Accounts payable and accrued liabilities	(5,195)	11,072	(12,530)	18,946
Provisions	(984)	236	(1,733)	420
	$(13,570)	$16,876	$(23,039)	$(8,854)

	Three months ended Sept 30,		Nine months ended Sept 30,
Significant Non-Cash Items:	2013	2012	2013	2012
Fair value adjustment of warrants exercised	$-	$-	$-	$337
Fair value of Pan American shares issued (Note 3)	$-	$-	$-	$1,088,104
Replacement options (Note 3)	$-	$-	$-	$10,739
Post-acquisition cost associated with the replacement options (Note 18)	$-	$-	$-	$699
Construction and other equipment acquired by leases	$344	$2,095	$3,010	$7,517

Cash and cash equivalents are comprised of:	September 30, 2013	December 31, 2012
Cash	$180,118	$323,037
Short-term money market investments	$27,508	$23,171
	$207,626	$346,208

21.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. The Company’s head office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

25

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended September 30, 2013
	Peru			Mexico			Argentina		Bolivia
	Huaron	Morococha	Quiruvilca	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$25,525	$22,186	$-	$41,220	$35,547	$25,926	$36,294	$-	$26,858	$-	$213,556
Depreciation and amortization	$(3,068)	$(4,878)	$-	$(13,663)	$(4,828)	$(2,106)	$(9,942)	$(44)	$(3,208)	$(258)	$(41,995)
Exploration and project development	$(197)	$(239)	$-	$(421)	$(171)	$(74)	$(368)	$160	$-	$(1,312)	$(2,622)
Interest income	$59	$1	$-	$1	$179	$69	$-	$-	$-	$220	$529
Interest and financing expenses	$(186)	$(231)	$-	$(253)	$(50)	$(57)	$(1,919)	$(12)	$(71)	$(424)	$(3,203)
(Loss) gain on disposition of assets	$(4)	$92	$-	$-	$-	$9	$17	$1	$17	$3	$135
(Loss) gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$-	$1,333	$1,333
Foreign exchange (loss) gain	$(29)	$18	$-	$336	$477	$957	$2,321	$(847)	$326	$1,410	$4,969
Loss on commodity and foreign currency contracts	$-	$-	$-	$(175)	$(408)	$(59)	$-	$-	$-	$(5,924)	$(6,566)
Earnings (loss) before income taxes	$2,691	$(3,072)	$-	$(3,487)	$13,805	$6,877	$1,415	$(1,287)	$8,048	$931	$25,921
Income tax (expense) recovery	$(1,281)	$1,103	$-	$(603)	$(4,402)	$(3,280)	$479	$(17)	$(2,952)	$(732)	$(11,685)
Net earnings (loss) for the period	$1,410	$(1,969)	$-	$(4,090)	$9,403	$3,597	$1,894	$(1,304)	$5,096	$199	$14,236
Capital expenditures	$2,523	$3,387	$-	$25,925	$2,282	$1,252	$3,385	$41	$3,177	$79	$42,051
Total assets	$120,779	$181,731	$-	$1,309,918	$161,112	$120,196	$282,490	$469,162	$100,427	$341,896	$3,087,711
Total liabilities	$41,260	$44,244	$-	$298,355	$4,102	$19,374	$100,567	$(257,426)	$25,264	$312,763	$588,503

	Nine months ended September 30, 2013
	Peru			Mexico			Argentina		Bolivia
	Huaron	Morococha	Quiruvilca	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$70,361	$61,581	$-	$121,084	$124,661	$75,009	$118,603	$-	$60,845	$-	$632,144
Depreciation and amortization	$(8,299)	$(14,026)	$-	$(28,663)	$(14,055)	$(5,443)	$(25,759)	$(114)	$(7,297)	$(645)	$(104,301)
Exploration and project development	$(628)	$(1,578)	$-	$(659)	$(1,254)	$(194)	$(483)	$(3,003)	$-	$(6,686)	$(14,485)
Interest income	$462	$53	$-	$8	$264	$112	$164	$-	$-	$995	$2,058
Interest and financing expenses	$(550)	$(770)	$-	$(770)	$(151)	$(170)	$(3,508)	$(36)	$(211)	$(1,210)	$(7,376)
(Loss) gain on disposition of assets	$(4)	$246	$-	$13	$9	$8,011	$(194)	$1	$17	$-	$8,099
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$-	$15,466	$15,466
Foreign exchange gain (loss)	$33	$(529)	$-	$(295)	$(470)	$685	$1,204	$(809)	$990	$(9,488)	$(8,679)
Loss on commodity and foreign currency contracts	$-	$-	$-	$(175)	$(407)	$(59)	$-	$-	$-	$(4,959)	$(5,600)
Impairment charge	$-	$-	$-	$(188,547)	$-	$-	$-	$-	$-	$(14,896)	$(203,443)
Earnings (loss) before income taxes	$2,845	$(16,592)	$-	$(190,922)	$60,399	$24,629	$(8,062)	$(4,966)	$15,999	$(22)	$(116,692)
Income taxes (expense) recovery	$(2,954)	$3,455	$-	$(592)	$(19,755)	$(7,901)	$964	$(44)	$(6,379)	$(2,885)	$(36,091)
Net (loss) earnings for the period	$(109)	$(13,137)	$-	$(191,514)	$40,644	$16,728	$(7,098)	$(5,010)	$9,620	$(2,907)	$(152,783)
Capital expenditures	$12,455	$15,829	$-	$67,528	$7,079	$11,324	$7,640	$157	$6,302	$235	$128,549
Total assets	$120,779	$181,731	$-	$1,309,918	$161,112	$120,196	$282,490	$469,162	$100,427	$341,896	$3,087,711
Total liabilities	$41,260	$44,244	$-	$298,355	$4,102	$19,374	$100,567	$1,647	$25,264	$53,690	$588,503

26

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Three months ended September 30, 2012 (Note 3)
	Peru			Mexico			Argentina		Bolivia
	Huaron	Morococha	Quiruvilca	Minefinders	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$21,515	$22,192	$-	$43,745	$45,915	$33,445	$52,470	$-	$32,561	$-	$251,843
Depreciation and amortization	$(2,115)	$(3,125)	$-	$(6,586)	$(3,707)	$(1,222)	$(9,686)	$(99)	$(3,583)	$(142)	$(30,265)
Exploration and project development	$(205)	$(535)	$-	$(344)	$(446)	$(635)	$(80)	$(3,648)	$-	$(2,300)	$(8,193)
Interest income	$232	$4	$-	$244	$5	$4	$26	$-	$-	$201	$716
Interest and financing expenses	$(187)	$(166)	$-	$(59)	$(51)	$(60)	$(176)	$(19)	$(71)	$(471)	$(1,260)
Gain (loss) on disposition of assets	$-	$41	$-	$-	$2	$19	$284	$-	$(20)	$(3,448)	$(3,122)
Loss on derivatives	$-	$-	$-	$(7,043)	$-	$-	$-	$-	$-	$(6,907)	$(13,950)
Foreign exchange (loss) gain	$(138)	$45	$-	$176	$(295)	$291	$(1,225)	$877	$227	$3,083	$3,041
Loss on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$-	$(371)	$(371)
(Loss) earnings before income taxes	$1,899	$(2,749)	$-	$(1,092)	$26,211	$19,720	$2,318	$(4,562)	$8,076	$(11,132)	$38,689
Income taxes (expense) recovery	$(641)	$498	$-	$1,315	$(7,045)	$(4,782)	$(2,490)	$(2)	$(3,253)	$319	$(16,081)
Net earnings (loss) for the period	$1,258	$(2,251)	$-	$223	$19,166	$14,938	$(172)	$(4,564)	$4,823	$(10,813)	$22,608
Capital expenditures	$7,362	$5,061	$-	$16,061	$2,086	$4,226	$6,800	$1,472	$747	$169	$43,984
Total assets	$143,764	$174,160	$-	$1,469,738	$158,478	$110,025	$313,372	$600,557	$113,914	$355,235	$3,439,243
Total liabilities	$41,873	$72,939	$-	$375,953	$11,488	$16,959	$82,695	$23,554	$37,889	$8,735	$672,085

	Nine months ended September 30, 2012 (Note 3)
	Peru			Mexico			Argentina		Bolivia
	Huaron	Morococha	Quiruvilca	Minefinders	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$74,961	$58,653	$13,954	$78,792	$150,499	$100,911	$128,772	$-	$74,717	$-	$681,259
Depreciation and amortization	$(5,631)	$(8,366)	$(340)	$(13,279)	$(12,379)	$(3,676)	$(21,643)	$(263)	$(8,519)	$(416)	$(74,512)
Exploration and project development	$(499)	$(1,701)	$-	$(3,761)	$(1,780)	$(1,327)	$(172)	$(11,937)	$-	$(5,164)	$(26,341)
Acquisition costs	$-	$-	$-	$(6,165)	$-	$-	$-	$-	$-	$(9,997)	$(16,162)
Interest income	$469	$22	$33	$676	$14	$12	$89	$-	$-	$772	$2,087
Interest and financing expenses	$(552)	$(500)	$(313)	$(107)	$(144)	$(179)	$(619)	$(58)	$(228)	$(1,652)	$(4,352)
Gain (loss) on disposition of assets	$2	$199	$-	$-	$13	$(56)	$300	$-	$(20)	$7,748	$8,186
Gain on derivatives	$-	$-	$-	$1,390	$-	$-	$-	$-	$-	$8,566	$9,956
Foreign exchange (loss) gain	$(150)	$17	$(42)	$(1,883)	$(421)	$(1,202)	$(3,587)	$1,513	$425	$6,024	$694
Gain on commodity and foreign currency contracts	$-	$-	$-	$-	$-	$-	$-	$-	$-	$142	$142
Earnings (loss) before income taxes	$16,748	$(2,138)	$(1,537)	$(2,635)	$89,733	$57,870	$18,229	$(14,804)	$21,337	$538	$183,341
Income taxes (expense) recovery	$(5,230)	$(3,180)	$318	$(6,705)	$(30,712)	$(9,502)	$(10,879)	$581	$(7,896)	$(246)	$(73,451)
Net earnings (loss) for the period	$11,518	$(5,318)	$(1,219)	$(9,340)	$59,021	$48,368	$7,350	$(14,223)	$13,441	$292	$109,890
Capital expenditures	$12,126	$19,772	$353	$26,397	$6,531	$13,011	$11,581	$9,503	$2,243	$764	$102,281
Total assets	$143,764	$174,160	$-	$1,469,738	$158,478	$110,025	$313,372	$600,557	$113,914	$355,235	$3,439,243
Total liabilities	$41,873	$72,939	$-	$375,953	$11,488	$16,959	$82,695	$23,554	$37,889	$8,735	$672,085

	Three months ended Sept 30,		Nine months ended Sept 30,
Product Revenue	2013	2012	2013	2012
Refined silver and gold	$118,455	$163,046	$384,393	$391,791
Zinc concentrate	18,728	12,486	52,425	56,148
Lead concentrate	29,063	25,342	75,588	97,372
Copper concentrate	47,310	50,969	119,738	135,948
Total	$213,556	$251,843	$632,144	$681,259

27

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

22.	Production Costs

Production costs are comprised of the following:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2013	2012	2013	2012
Consumption of raw materials and consumables	$56,281	$52,681	$157,593	$139,548
Employee compensation and benefits expense	35,777	38,557	115,917	112,394
Contractors and outside services	20,568	32,624	68,509	74,705
Utilities	5,628	6,021	16,903	18,709
Other expenses	14,572	19,600	45,259	35,064
Changes in inventory[1]	(2,867)	(7,506)	(9,791)	(21,911)
	$129,959	$141,977	$394,390	$358,509
(1)	Changes in inventory includes charges and reversals of prior period charges to reduce or increase the cost of inventory to net realizable value. For the three and nine months ended September 30, 2013 there was a reversal of $2.6 million and a charge of $4.6 million (2012 - $nil).

23.	Income Taxes

	Three months ended Sept 30,		Nine months ended Sept 30,
	2013	2012	2013	2012
Current income taxes	12,400	19,268	43,169	67,501
Deferred income taxes	(715)	(3,187)	(7,078)	5,950
Provision for income taxes	$11,685	$16,081	$36,091	$73,451

Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable periods. The main factors which have affected the effective tax rates for the three and nine months ended September 30, 2013 and the comparable period of 2012 were the unrealized gains and losses on the Company’s derivatives, foreign income tax rate differentials, foreign taxes withheld, foreign exchange and non-recognition of certain deferred tax assets. In addition, the Company took non-cash impairment charges on non-current assets held for sale and recorded a write down of goodwill related to Minera Minefinders Ltd. No tax benefit has been recognized for these transactions. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

	Three months ended Sept 30,		Nine months ended Sept 30,
	2013	2012	2013	2012
Income before taxes	25,921	38,689	(116,692)	183,341
Statutory tax rate	25.75%	25.00%	25.75%	25.00%
Income tax expense based on above rates	$6,675	$9,672	$(30,048)	$45,835
Increase (decrease) due to:
Non-deductible expenses	687	1,558	3,624	2,362
(Increase) decrease to estimated deductible expenses	-	(155)	-	2,938
Change in net deferred tax assets not recognized	1,124	1,349	2,498	6,806
Non-taxable unrealized gains on derivative financial instruments - derivatives	(344)	3,488	(3,983)	(2,489)
Foreign tax rate differences	89	1,798	(8,420)	12,436
Effect of other taxes paid (mining and withholding)	1,403	1,675	8,190	4,179
Change in net deferred tax assets not recognized for exploration expenses	451	1,293	1,736	2,987
Non- deductible foreign exchange loss (gain)	208	(3,937)	1,886	(3,117)
Impairment charges	-		59,938	-
Other	1,392	(660)	670	1,514
	$11,685	$16,081	$36,091	$73,451
Effective tax rate	45.08%	41.56%	(30.93)%	40.06%

The 2012 amounts have been recast to reflect the final Purchase Price Adjustment.

28

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

24.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial condition of the Company.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 5.

c.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of September 30, 2013 and December 31, 2012, $42.1 million and $45.6 million, respectively, were accrued for reclamation costs relating to mineral properties. See also Note 14.

d.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

e.	Finance Leases

The present value of future minimum lease payments classified as finance leases at September 30, 2013 is $11.7 million (December 31, 2012 - $36.4 million) and the schedule of timing of payments for this obligation is found in Note 15.

f.	Law changes in Argentina

Government regulation in Argentina related to the economy has increased substantially over the past year. In particular, the government has intensified the use of price and foreign exchange controls in response to unfavourable domestic economic trends.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

29

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividends, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. The country has also introduced a 10% withholding tax on dividend distributed to off stake shareholders. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published proven reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province. The new law came into effect on July 5, 2013. The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors. The Company and potentially other mining companies in the province are also evaluating options that include challenging the legality and constitutionality of the tax. The Company has estimated the annual tax impact, as at September 30, 2013 of this new law would be $2.7 million.

g.	Law changes in Mexico

In December 2012, the Mexican government introduced changes to the federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. The Company is evaluating these amendments, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any additional amounts for the quarter ended September 30, 2013. The Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

On October 18, 2013, the Mexican House of Representative passed a bill that would increase the effective tax rate applicable to the Company’s Mexican operations. The changes are disclosed in note 25.

h.	Political changes in Bolivia

In early 2009, a new constitution was enacted in Bolivia that further entrenches the government’s ability to amend or enact certain laws, including those that may affect mining. On May 1, 2011, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law and this has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing parts of the resource sector. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

i.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

30

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

j.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

k.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

On September 22, 2011, Peru’s Parliament approved new laws that increase mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The new law changes the scheme for royalty payments, so that mining companies that have not signed legal stability agreements with the government will have to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies will be subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that have concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The Company’s calculations of the change in the royalty and the new tax indicate that no material impact is expected on the results of the Company’s Peruvian operations.

In the province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”. Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. Additionally, the governor of the province of Chubut, Argentina, has submitted to the provincial legislature draft law which if passed will introduce a 5% net smelter return royalty, in addition to the 3% provincial royalty discussed above. Refer below to the Navidad project section below for further details.

As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 17.

Huaron and Morococha mines

In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

31

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operations cash flow. Once full commercial production of San Vicente began, the Participation was reduced by 75% until the Company recovers its investment in the property. Thereafter, the Participation Fee will revert back to its original percentage. For the three and nine months ended September 30, 2013 the royalties to COMIBOL amounted to approximately $3.1 million and $8.1 million (2012 - $9.1 million and $17.8 million, respectively).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter royalty payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. For the three and nine months ended September 30, 2013 the royalties to EMUSA amounted to approximately $0.3 million and $0.7 million, respectively.

In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible. For the three and nine months ended September 30, 2013 the royalty amounted to $2.1 million and $5.6 million, respectively.

Dolores mine

Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on gold and silver production and 1.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. For the three and nine months ended September 30, 2013, the royalties to Royal Gold amounted to approximately $1.3 million and $3.4 million, respectively (2012 – $2.0 million and $2.9 million).

Navidad project

In late September 2012, the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, would regulate all future oil and gas and mining activities in the province. The draft legislation incorporated the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduced a series of new regulations that would have greatly increased provincial royalties and imposed the province’s direct participation in all mining projects, including Navidad.

In October 2012, the proposed bill was withdrawn for further study; however, as a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has been forced to temporarily suspend project development activities at Navidad. As a consequence of these events, Pan American recognized an impairment charge of $100 million against the carrying value of the project for the year ended December 31, 2012.

The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

32

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2013 and December 31, 2012 and for the three months and nine months ended September 30, 2013 and 2012
(unaudited tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

25.	Subsequent Events

On October 18, 2013, the Mexican House of Representative passed a bill that proposed several tax changes that increase the effective tax rate applicable to the Company’s Mexican operations: As of November 1, 2013, the bill was passed in the Mexican Senate and upon receiving final presidential approval, is slated to take effect on January 1, 2014. The bill has substantively enacted the following changes:

(i)	Elimination of the proposed income tax rate reduction from 30% to 29% in 2014 and to 28% in 2015 by making the permanent tax rate 30%.

(ii)	A deductible mining duty of 7.5% applicable to earnings before income tax, depreciation, amortization, depletion, interest, and annual inflation adjustment. Exploration costs can be deducted from the taxable base on an as incurred basis.

(iii)	A deductible extraordinary mining duty of 0.5% applicable to the gross sales of gold, silver, and platinum.

(iv)	Elimination of accelerated depreciation on fixed assets.

(v)	Elimination of immediate deduction of exploration costs; in current income tax calculation these costs will now be amortized at 10% per year.

In addition to the charges above, the bill proposes a 10% withholding tax on dividends paid to non-resident shareholders (subject to tax treaty reduction). The Company is evaluating the impact of the bill, and expects it could have a material impact on deferred tax liabilities in the fourth quarter.

33